Exhibit 99.1

BROOGE ENERGY LIMITED

P.O. Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTICE OF 2023 ANNUAL GENERAL MEETING
TO BE HELD ON DECEMBER 15, 2023

TO THE SHAREHOLDERS OF BROOGE ENERGY LIMITED:

NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting (the “Meeting”) of Brooge Energy Limited, a Cayman Islands exempted company (the “Company”), will be held on December 15, 2023 at 6:00 pm Gulf Standard Time, or 9:00 a.m. U.S. Eastern Standard Time, at the offices of the Company located at Unit 1002-A, Opus by Omniyat Building, Al Aamal Street, Business Bay, Dubai, United Arab Emirates. You are cordially invited to attend the Meeting, which will be held for the following purposes:

A.	Considering and, if thought fit, passing and approving the following resolutions to appoint five directors nominated by the Company’s current directors:

RESOLVED AS AN ORDINARY RESOLUTION THAT Dr. Yousef Mahmoud Mohammad Alassaf be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 1”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Saleh Mohamed Yammout be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 2”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Tony Boutros be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 3”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Nariman N. Karbhari be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 4”).

RESOLVED AS AN ORDINARY RESOLUTION THAT Firoze Kapadia be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company (“Proposal No. 5”).

After careful consideration, the Company’s board of directors has determined that each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4, and Proposal No. 5 is fair to and in the best interests of the Company and unanimously recommends that you vote or give instruction to vote “FOR” each of Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4, and Proposal No. 5.

B.	To consider and transact such other business as may properly come before the Meeting or any adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials For the 2023 Annual General Meeting to be Held on December 15, 2023: this Notice of the 2023 Annual General Meeting, our Proxy Statement and the Proxy Card are available at https://broogeenergy.com/annual-general-meeting-2023/.

Record Date

Only holders of record of the Company’s ordinary shares (“Ordinary Shares”) at the close of business on October 18, 2023 (the “Record Date”) are entitled to notice of the Meeting, to attend the Meeting and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

IMPORTANT NOTICE REGARDING ATTENDANCE

In light of health risks posed by the COVID-19 virus, we encourage holders of our Ordinary Shares to send voting instructions as soon as possible in advance of the Meeting. Please see “Voting and Proxy Cards — Voting by in advance of the Meeting” below, and your proxy card for information on how to vote your Ordinary Shares in advance of the meeting.

Attending the Meeting

All shareholders of the Company are cordially invited to attend the Meeting in person.

In order for us to better protect your health and safety and enable us to comply with appropriate social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, if you plan to attend the Meeting in person, we ask that you please register in advance by following the instruction on our website at https://broogeenergy.com/annual-general-meeting-2023/ no later than 6:00 p.m. Gulf Standard Time on December 1, 2023. We cannot guarantee access to the Meeting for holders of Ordinary Shares that did not register.

On the day of the Meeting, please plan to arrive at Unit 1002-A, Opus by Omniyat Building, Al Aamal Street, Business Bay, Dubai, United Arab Emirates, between 4:30 p.m. and 5:30 p.m. Gulf Standard Time, for check-in. Please bring a photo identification document (e.g., a passport), for beneficial owners, please also bring proof of beneficial ownership as of the Record Date (such as an account statement, a copy of the voting instruction card provided by a broker, bank, trustee, or nominee, or other similar evidence of ownership) and for corporate representatives, please also bring the relevant power of attorney (signed and stamped), for check-in.

To safeguard the health and safety of everyone who will attend the Meeting in person and as may be required by applicable laws and regulations in effect at the time, we may implement certain precautionary measures, including:

●	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

●	requiring you to submit a health declaration form before you are permitted to attend the Meeting;

●	requiring you to wear a surgical face mask at all times during the Meeting (please note that no surgical face mask will be provided at the Meeting and all attendees should wear their own surgical face masks); and

●	no corporate gifts will be provided and no drinks or refreshments will be served.

Any record or beneficial holder of Ordinary Shares and any duly appointed proxy or corporate representative of a record or beneficial holder of Ordinary Shares, or any person claiming a right to attend the Meeting, must be, and must appear to be in good health to attend the Meeting both at the point of entry and throughout the proceedings of the Meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the Meeting, or may be instructed to leave the Meeting at any time. All officers and agents of the Company reserve the right to refuse any person entry to the Meeting, or to instruct any person to leave the Meeting, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Meeting.

Voting and Proxy Cards

Voting by in advance of the Meeting

If you are a shareholder of record, there are three ways to vote by proxy:

●	By Internet – You can vote over the Internet at http://proxyvote.com by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail.

●	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

●	By Mail –You can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope contained with your proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on December 14, 2023. Submitting your proxy by any of these methods will not affect your ability to attend the Meeting in-person and vote at the Meeting.

If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of the nominees for director.

It is not expected that any other matters will be brought before the Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Meeting by:

●	attending the 2023 Annual General Meeting and voting in person;

●	voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Time on December 14, 2023;

●	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Meeting, stating that the proxy is revoked; or

●	signing and delivering a subsequently dated proxy card prior to the vote at the 2023 Annual General Meeting.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, New York 11717.

If you are a registered holder you may request a new proxy card by calling Broadridge at 1-800-690-6903, or visit http://www.proxyvote.com to submit a request online.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the Class A ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the 2023 Annual General Meeting. Your last vote, prior to or at the 2023 Annual General Meeting, is the vote that will be counted.

Voting in person

If you are a shareholder of record of Ordinary Shares of the Company as of the Record Date, you may cast your vote in person at the Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Meeting and vote in person, obtain a proxy from your broker or bank and return it in the manner instructed thereon.

Abstentions

Where any holder of Ordinary Shares affirmatively abstains from voting (or withholds their vote) on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Abstentions will have no effect on (i) the re-appointment of Dr. Yousef Mahmoud Mohammad Alassaf as a director of the Company (Proposal No. 1), (ii) the re-appointment of Saleh Mohamed Yammout as a director of the Company (Proposal No. 2), (iii) the re-appointment of Tony Boutros as a director of the Company (Proposal No. 3), (iv) the re-appointment of Nariman N. Karbhari as a director of the Company (Proposal No. 4), and (v) the re-appointment of Firoze Kapadia as a director of the Company (Proposal No. 5).

Broker Non-Votes

Brokerage firms have the authority under applicable rules to vote shares on certain matters, when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a “broker non-vote” occurs. This means that brokers may not vote your shares on Proposal Nos. 1 through 5 (the re-appointment of the current directors) if you have not given your broker specific instructions as to how to vote. Shares represented by “broker non-votes” will be counted for purposes of determining a quorum. “Broker non-votes” are not counted as voting power present and therefore are not counted in the votes, and will have no effect, with respect to the re-appointment of the directors named in Proposal Nos. 1 through 5.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Attending the Meeting via Telephone

We are providing shareholders with the ability to attend the Meeting via telephone. In order to attend the Meeting from the United States, please dial 1-877-425-9470 or 1-201-389-0878. To attend the Meeting via telephone from the United Arab Emirates, please dial 800 035 703 290 otherwise you may access the following link: https://viavid.webcasts.com/starthere.jsp?ei=1641838&tp_key=0aa8cb445f.

IMPORTANT NOTE REGARDING ATTENDING THE 2023 ANNUAL GENERAL MEETING VIA TELEPHONE

If you intend to attend the Meeting via telephone, we urge you to please vote as soon as possible by one of the methods described on your proxy card and under “Voting and Proxy Cards — Voting by in advance of the Meeting” above.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Dr. Yousef Alassaf
Dr. Yousef Alassaf
Chairman

Date: 07 November, 2023

*	A proxy card has been included with this Notice.

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